Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in United States dollars unless otherwise noted)

AGNICO EAGLE REPORTS THIRD QUARTER 2013 RESULTS

STRONG OPERATIONAL PERFORMANCE LEADS TO RECORD QUARTERLY GOLD PRODUCTION AND POSITIVE REVISION TO 2013 GUIDANCE

Toronto (October 23, 2013) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported quarterly net income of $47.3 million, or $0.27 per share for the third quarter of 2013.  This result includes a non-cash foreign currency translation loss of $6.5 million ($0.04 per share), non-cash stock option expense of $5.2 million ($0.03 per share), and other non-cash and non-recurring expenses of $1.5 million ($0.01 per share).  Excluding these items would result in an adjusted net income of $60.5 million, or $0.35 per share.  In the third quarter of 2012, the Company reported net income of $106.3 million, or $0.62 per share.

The financial results in the current quarter were driven by strong operational performance at the Company’s mines, which led to record quarterly gold production.  One of the main contributors was the Meadowbank mine, which saw record throughput, better than expected gold grades, and higher mill recoveries.

For the first nine months of 2013, the Company reported net income of $46.8 million, or $0.27 per share.  This compares with the first nine months of 2012 when net income was $228.1 million, or $1.33 per share.  Financial results in the first nine months of 2013 were negatively affected by lower commodity prices and the Kittila shutdown in the second quarter of 2013.  Realized gold, silver and copper prices were down approximately 15%, 27%, and 13%, respectively, period over period.

Third quarter 2013 cash provided by operating activities was $81.0 million ($154.1 million before changes in non-cash components of working capital), compared to cash provided by operating activities of $199.5 million in the third quarter of 2012 ($223.9 million before changes in non-cash components of working capital).

For the first nine months of 2013, cash provided by operating activities was $302.4 million ($352.1 million before changes in non-cash components of working capital), as compared with the first nine months of 2012 when cash provided by operating activities was $590.0 million ($547.2 million before changes in non-cash components of working capital).

The lower net income and cash provided from operating activities in 2013 was primarily due to the lower realized metal prices, as well as an extended maintenance shutdown at Kittila in the second quarter of 2013.  For more details regarding the shutdown at Kittila, please refer to the April 25, 2013 news release.

“On the back of strong operating performance from our Meadowbank mine in the third quarter, and positive contributions from our other mines, we are pleased to announce record quarterly gold production and an increase in our 2013 production forecast with an associated reduction in the total cash cost estimate,” said Sean Boyd, President and Chief Executive Officer.  “Further cost reduction initiatives are being incorporated in our 2014 budget process, and will be reflected in our year-end financial results and three year forecast, scheduled for release this coming February,” added Mr. Boyd.

Third quarter 2013 highlights include:

•                  Strong operational performance leads to record quarterly gold production — Payable production(1) of 315,828 ounces at total cash costs(2) per ounce of $591.

•                  Record quarterly production and improved costs at Meadowbank — Production of 133,489 ounces of gold at total cash costs per ounce of $623.

•                  Restart of the Goldex mine and commissioning of the La India mine in September 2013 — Goldex expected to achieve commercial production early in the fourth quarter of 2013.

•                  Increased 2013 production guidance at lower total cash costs - 2013 production now expected to be approximately 1,060,000 ounces of gold, at total cash costs per ounce of approximately $690.

Payable gold production in the third quarter of 2013 was a record 315,828 ounces (including 1,505 ounces of pre-commercial production from Goldex), compared to 286,971 ounces in the third quarter of 2012.  The higher level of production in the 2013 period was primarily due to record throughput and higher grades at Meadowbank.  A description of the production and cost performance for each mine is set out below.

Total cash costs per ounce for the third quarter of 2013 were $591 per ounce.  This compares with $556 per ounce in the third quarter of 2012.  The higher cash cost per ounce in 2013 was largely attributable to lower net byproduct revenue credits at LaRonde and Pinos Altos.

(1) Payable production is the quantity of mineral produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(2) Total cash costs per ounce of gold produced is a non-GAAP measure.  For reconciliation to production costs, see the “Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne” contained herein.  See also “Note Regarding Certain Measures of Performance”.

Payable gold production for the first nine months of 2013 was 776,892 ounces (including 8,801 ounces of production from Kittila, Creston Mascota, and Goldex that are not included in the total cash cost calculation), compared to payable gold production of 807,276 ounces in the first nine months of 2012.  The lower production in the 2013 period relates primarily to the extended maintenance shutdown at Kittila in the second quarter of 2013, and temporary suspension of leaching at Creston Mascota between October 1, 2012 and March 13, 2013.

For the first nine months of 2013, total cash costs were $692 per ounce, which compares with $602 per ounce in the first nine months of 2012.  The lower production and higher costs in 2013 are due to the factors mentioned above.

Given the strong operational performance through the first nine months of 2013, especially at Meadowbank, Agnico Eagle now expects 2013 production to be approximately 1,060,000 ounces of gold.  The previous guidance range was 970,000 to 1,010,000 ounces.  Total cash costs per ounce are expected to be approximately $690, down from the previously estimated range of $735 to $785, in spite of realizing much lower byproduct revenue.  For the full year 2013, expected all-in sustaining costs(3) are now forecasted to be approximately $1,025 per ounce, down from previous guidance of $1,100 per ounce.

In 2014, Agnico Eagle expects to have production growth from LaRonde (due to anticipated improvement in grades), Goldex (due to a planned full year of operations), and La India (due to the expected start of commercial production in 2014).  The higher than expected grades encountered at Meadowbank in 2013 could potentially recur in 2014, and the Company will provide an update on potential upside at Meadowbank with its annual reserve and resource statement and the regular three year forecast in February, 2014.

Ongoing Review of Business Activities — Further Cost Savings Identified

On a year-to-date basis, gold and silver spot prices have declined by approximately 22% and 30%, respectively.  This has resulted in a reduction of approximately $400 million of cash flow in 2013 when compared with the cash generation that would have been expected from the prevailing pricing at the beginning of the year. To preserve financial flexibility, Agnico Eagle has instituted several cost saving measures.

For 2013, the Company previously announced a reduction in capital and operating costs, and reduced exploration spending of approximately $50 million and $20 million,

(3) All-in sustaining costs per ounce of gold produced is a non-GAAP measure.  The Company calculates all-in sustaining costs per ounce of gold produced as the sum of total cash costs (net of byproduct credits), sustaining capital expenditures, general and administrative expenses (net of stock options expense) and exploration expenses.  The Company’s methodology for calculating all-in sustaining costs per ounce of gold produced may not be similar to methodology used by other gold producers that disclose similar measures.  The Company may update the methodology it uses to calculate all-in sustaining costs per ounce of gold produced in the future, including in circumstances where the World Gold Council adopts formal industry guidelines regarding this measure.

respectively.  In addition, the capital budget and exploration spending were also reduced by approximately $200 million and $50 million respectively for 2014. For further details see the July 24, 2013 news release.

Although the Company is still in its budget planning process for 2014, approximately $40 million of additional savings related to labor and general and administrative costs have already been targeted for 2014. Further savings are expected to be identified as the budget is finalized. These estimated cost savings coupled with the ongoing strong production performance from the mines, are expected to have a positive net impact on cash flows in 2013 and 2014.

Review of Asset Values

The Company has analyzed its operating mines and development projects for impairment as of September 30, 2013 and concluded that no impairment charges were required.  If the spot price of gold remains persistently low and the expectations of future realizable gold prices are lowered from current expectations, there is a possibility of future impairment charges to the Company’s mining assets.

Quarterly Dividend Declared

Agnico Eagle has paid a dividend for 31 consecutive years.  The Board of Directors has declared the next quarterly dividend of 22 cents per share to be paid on December 16, 2013 to shareholders of record as of December 2, 2013.

Third Quarter 2013 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Thursday, October 24, 2013 at 11:00 AM (E.D.T.) to discuss financial results and provide an update of the Company’s operating activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3414 or Toll-free 1-800-814-4859.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 416-640-1917 or Toll-free 1-877-289-8525, access code 4568956#.

The conference call replay will expire on November 24, 2013.

The webcast along with presentation slides will be archived for 180 days on the website.

Capital Expenditures

Capital expenditures in the third quarter of 2013 were $142.3 million, including $28.7 million at Meadowbank, $23.1 million at Kittila, $17.3 million at LaRonde, $12.7 million at Pinos Altos, $5.7 million at Lapa, and $3.1 million at Creston Mascota.   Capital expenditures at development projects included $23.6 million at La India, $14.9 million at Meliadine, and $12.0 million at Goldex.

Capital expenditures for the first nine months of 2013 were $444.7 million.  For 2013, capital expenditures are expected to total approximately $600 million.  The majority of the Company’s 2013 growth-related capital expenditures are associated with the Goldex, and La India mines, which are expected to be ramped up to full production rates next year.

The Company is in the process of reviewing future capital requirements, previously estimated at approximately $600 million per year.  The current estimate for 2014 is expected to be approximately $400 million, and is being refined as part of the regular 2014 budget and long term mine planning process.

Liquidity — Adequate Cash Balance with Financial Flexibility

Cash and cash equivalents totaled $141.7 million at September 30, 2013, up slightly from the June 30, 2013 balance of $136.4 million.

The outstanding balance on the Company’s credit facility was $150 million at September 30, 2013, with available bank lines as of September 30, 2013 of approximately $1.05 billion.  At current gold prices and related forecasts, the Company remains well within its debt covenants.  Agnico Eagle’s debt is comprised of five separate series of notes, whose maturities are spread out over a seven-year period, with the earliest maturity being $115 million in 2017.

LaRonde — Cooling Plant on Track for Q4 Commissioning, Full Startup in Early 2014

The 100% owned LaRonde mine in northwestern Quebec, Canada, began operation in 1988.  Current mine life is estimated to be through 2026.

The LaRonde mill processed an average of 5,946 tonnes per day (“tpd”) in the third quarter of 2013, compared to an average of 6,021 tpd in the corresponding period of 2012.  The lower mill throughput in the current period was largely a result of ten days of unscheduled downtime due to the failure of the electrical transformer for the production hoist.  Repairs have been completed and a new hoist drive will be installed in 2014.

Work on the ventilation and cooling plant infrastructure continues on schedule with completion and phased startup expected in the fourth quarter of 2013.  Full commissioning of the system is expected in the first quarter of 2014, which is anticipated to result in additional mining flexibility and improved development productivity.

In the third quarter of 2013, approximately 69% of the ore milled came from the deeper portion of the LaRonde mine, which is continued improvement over the 60% milled in the second quarter of 2013.  The proportion of production from the deeper mine ore is expected to further increase as mining flexibility improves by the end of 2013.  The mined grade, which is currently 2.6 g/t gold year to date, is expected to continue to increase towards the average reserve grade of 4.5 g/t gold over the next several years.  The expected increase is due to the geologic nature of the orebody, which transitions to more gold-rich ore at depth.

Minesite costs per tonne (4) were approximately C$104 in the third quarter of 2013.  These costs are higher than the C$99 per tonne experienced in the third quarter of 2012.  The increase in costs is largely due to the unplanned hoist shutdown.

For the first nine months of 2013, the LaRonde mill processed an average of 6,228 tpd, compared to 6,466 tpd in the first nine months of 2012.  Minesite costs per tonne were approximately C$102, compared to C$95 per tonne in the first nine months of 2012. Costs were higher due to the reasons described above.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce were $746 in the third quarter of 2013 on production of 45,253 ounces of gold.  This compares with the third quarter of 2012 when total cash costs per ounce were $564 on production of 40,477 ounces of gold.  Production in the third quarter of 2013 benefited from improved recoveries related to the installation of a new Carbon In Pulp (CIP) circuit.  The increase in total cash costs per ounce was mainly due to lower byproduct metal credits, and higher minesite costs per tonne (as previously mentioned).  In addition, zinc production in the third quarter of 2013 was approximately 51% lower compared to the third quarter of 2012.  Realized silver, and copper prices in the third quarter of 2013 were approximately 41%, and 19% lower, respectively, compared to the third quarter of 2012.

In the first nine months of 2013, LaRonde produced 130,445 ounces of gold at total cash costs per ounce of $801.  This is in contrast with the first nine months of 2012 when the mine produced 123,964 ounces of gold at total cash costs of $514 per ounce, with the increased costs due to significantly lower byproduct prices and production volumes, as described above.

(4) Minesite costs per tonne is a non-GAAP measure.  For reconciliation to production costs, see footnote (vii) to the “Reconciliation of Production Costs to Total Cash Costs per Ounce and Minesite Costs per Tonne” contained herein.  See also “Note Regarding Certain Measures of Performance”.

Post 2013, LaRonde is expected to ramp up production over the next several years to an average life of mine production of more than 300,000 ounces of gold per year, reflecting the higher gold grades expected at depth.

Lapa — Focus on Cost Containment Continues

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.  Current mine life is estimated to be through 2016.

The Lapa circuit at the LaRonde mill processed an average of 1,675 tpd in the third quarter of 2013, below the 1,773 tpd processed in the third quarter of 2012.  Partially offsetting the lower throughput were better recoveries and grades in the 2013 period as compared to the 2012 period.

Minesite costs per tonne were C$108 in the third quarter of 2013, compared to C$115 in the third quarter of 2012.  The lower minesite cost in the current period is primarily due to ongoing cost reduction initiatives, and capitalization of the deep zone development.

For the first nine months of 2013, the Lapa mill processed an average of 1,732 tpd, compared to 1,751 tpd in the first nine months of 2012.  Minesite costs per tonne were approximately C$111, slightly below the C$116 per tonne in the corresponding period of 2012 with the slight decrease mainly due to the previously mentioned factors.

Payable production in the third quarter of 2013 was 24,361 ounces of gold at total cash costs per ounce of $662.  This compares with the third quarter of 2012, when production was 24,914 ounces of gold at total cash costs per ounce of $760.  In the current period, the lower costs are largely due to the lower minesite costs and slightly higher grades and recoveries.

In the first nine months of 2013, Lapa produced 74,407 ounces of gold at total cash costs per ounce of $687.  This compares to the first nine months of 2012 when the mine produced 81,570 ounces of gold at total cash costs of $683 per ounce.  The lower gold production is mainly due to the mining of lower grades.

Exploration continues on Zone 8 in the Zulapa area (a parallel zone approximately 150 metres from the Lapa deposits), and development is planned in 2014 for Zone 7 at Zulapa and Zone 100.  Positive results from this exploration could lead to an extension of the mine life at Lapa.

Goldex Mine — Commercial Production Expected in Early Q4 2013

The 100% owned Goldex mine in northwestern Quebec began operation in 2008 but mining operations in the original Goldex Extension Zone (GEZ) orebody were suspended in October 2011 (see October 19, 2011 news release).  In July 2012, the M and E satellite zones were approved for development.  Mining operations at GEZ remain suspended.

Mining operations started up on the M and E satellite zones in September 2013.  Initial mill testing, late in the third quarter of 2013 yielded 1,505 ounces of pre-commercial gold production.  An official gold pour marking the restart of production at Goldex was held earlier this month.

The M and E zones are being mined using long hole stoping methods with paste backfill. The new paste plant has been successfully commissioned, and minesite costs per tonne are expected to be approximately C$40.

At the end of September 2013, three stopes were in production, with a fourth stope being drilled in preparation for blasting.  In addition, there were 165,000 tonnes of ore in surface stockpiles that could be used to supplement mine production. Commercial production is expected to be achieved this quarter.  Production for the year is forecast to be approximately 15,000 ounces. Average annual production is expected to be approximately 85,000 ounces at a total cash cost per ounce of $900.

Technical studies are currently in progress on several other satellite zones at the mine, with results expected by the end of 2013. If developed, these satellite zones could help optimize installed capacity, while reducing production costs.

Meadowbank — Record Quarterly Gold Production

The 100% owned Meadowbank mine is located in Nunavut, Canada.  Production is currently expected to continue into 2018.

The Meadowbank mill processed an average of 11,379 tpd in the third quarter of 2013.  This compares with 10,902 tpd in the third quarter of 2012.  The higher throughput, period over period, is largely due to ongoing optimization of the mill circuit.

Minesite costs per tonne were C$82 in the third quarter of 2013, compared with C$81 per tonne in the third quarter of 2012.  Costs were stable in the 2013 period.

For the first nine months of 2013, the Meadowbank mill processed an average of 11,334 tpd, compared to 10,186 tpd in the first nine months of 2012.  Minesite costs per tonne were approximately C$84 in the first nine months of 2013, below the C$87 per tonne in the comparable 2012 period due more tonnes of ore processed in 2013 versus 2012, improved productivity (due to the fleet management system), better equipment availability, as well as cost reduction initiatives.

Payable production in the third quarter of 2013 was a quarterly record of 133,489 ounces of gold at total cash costs per ounce of $623.  This compares with payable production in the third quarter of 2012 of 110,988 ounces of gold at total cash costs per ounce of $734.  The increase in year over year production and decline in total cash costs is primarily due to better tonnage and grade than predicted by the block models, consistently high crusher throughput levels, and slightly better recoveries.

At the current elevation in the Portage B pit, the higher than expected grades are predominantly due to the presence of more free gold than modeled.  Additionally, at the current pit elevation in the Portage E pit, there has been approximately a 30% increase in tonnes and grade compared to the block model.  This appears to be due to an underestimation of the geological complexity (folding) of the mineralization in this portion of the ore body.  At the Goose pit, the assay capping level and the block model interpretation down played the continuity of higher-grade areas, which has also led to stronger grade reconciliation.  Grades also improved as less material was drawn down from lower grade stockpiles.

In the first nine months of 2013, Meadowbank produced 307,180 ounces of gold at total cash costs per ounce of $828.  In the first nine months of 2012 the mine produced 288,792 ounces of gold at total cash costs of $836 per ounce.  Results for the 2013 period were stronger due to the reasons outlined above.

Grades are forecast to remain strong in the fourth quarter of 2013, as mining continues in the Goose and Portage E pits.  Higher grades than modeled could potentially continue into the first half of 2014, and Agnico Eagle expects to provide an update on expected grades for Meadowbank with the Company’s year-end results in mid-February 2014.

Kittila Mine — Mining of High-grade Pit Pillar Positively Impacts Production

The 100% owned Kittila mine in northern Finland achieved commercial production in May 2009.  Current mine life is estimated to be through 2037.

The Kittila mill processed an average of 3,341 tpd in the third quarter of 2013, above the 2,948 tpd processed in the third quarter of 2012.  The improvement in throughput in the 2013 period was largely due to better semi-autogenous grinding (SAG) mill performance and simplified operation of the autoclave following the relining that was completed in the second quarter of 2013.

Minesite costs per tonne were €71 in the third quarter of 2013, compared to €66 in the third quarter of 2012.  The increase in minesite costs is largely due to the mine now processing ore entirely from underground areas, as opposed to a combination of open pit and underground mining in the comparable period of 2012.

For the first nine months of 2013, the Kittila mill processed an average of 2,293 tpd, compared to 2,962 tpd in the first nine months of 2012.  The lower throughput in 2013 is due to the maintenance shutdown in the second quarter.  Minesite costs per tonne were €74 in the first nine months of 2013, compared to €69 in the comparable period in 2012. The higher costs in the 2013 period reflect the shutdown and the transition to underground mining in 2013.

Third quarter 2013 gold production at Kittila was a record 56,177 ounces at total cash costs per ounce of $518.  In the third quarter of 2012 the mine produced 48,619 ounces at total cash costs per ounce of $478.  Higher production in the 2013 period was primarily due to increased throughput, higher grades from mining the pit pillar, and better gold recoveries compared to the 2012 period.  The higher total cash cost in the 2013 period reflects the increased cost of underground mining, partly offset by higher gold output as compared to 2012.

In the first nine months of 2013, Kittila produced 104,711 ounces of gold (including 5,389 ounces of production that are not included in the total cash cost calculation), at total cash costs per ounce of $564.  This is in contrast to the first nine months of 2012, when the mine produced 130,605 ounces of gold at total cash costs per ounce of $564.  The lower production in 2013 is largely due to the extended shutdown in the second quarter.

In February 2013, the Company’s Board of Directors approved a 750 tpd expansion at Kittila, which is expected to increase the capacity at the mine to 3,750 tpd starting in the second half of 2015.  The project remains on budget and schedule with design and engineering work nearing completion. In addition, procurement of long lead items is underway, and the civil and mechanical construction is proceeding according to plan.

The expansion is expected to reduce minesite costs per tonne and to offset the production and total cash cost impact of a gradual reduction in realized grade towards the reserve grade over the next several years.

Pinos Altos — Record Quarterly Mill Throughput

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.  Current mine life is estimated to be through 2029.

The Pinos Altos mill processed a record of 5,458 tpd in the third quarter of 2013, compared to 4,955 tpd per day processed in the third quarter of 2012, largely attributable to a new mill liner design and higher mechanical availability.  During the third quarter of 2013, approximately 158,800 tonnes of ore were stacked on the leach pad at Pinos Altos, compared to 219,500 tonnes in the comparable 2012 period.  Minesite cost per tonne at Pinos Altos was $45 in the third quarter of 2013 compared to $41 in the third quarter of 2012, the change is largely attributable to variations in the proportion of heap leach ore to mill ore.

For the first nine months of 2013, the Pinos Altos mill processed an average of 5,244 tpd, compared to 4,986 tpd processed in the first nine months of 2012.  During the first nine months of 2013 approximately 620,900 tonnes of ore were stacked on the leach pad at Pinos Altos, compared to 765,800 tonnes in the comparable 2012 period.  Minesite cost per tonne at Pinos Altos for the first nine months of 2013 were approximately $45, compared to $40 in the same period one year ago, with the difference largely attributable to the reason outlined above.

Payable production in the third quarter of 2013 was 43,736 ounces of gold at a cash cost per ounce of $404.  This compares with production of 46,131 ounces at a total cash cost of $189 in the third quarter of 2012.  The increase in the year over year total cash cost per ounce is largely due to a 31% decline in realized silver price compared to the prior year period.

In the first nine months of 2013, Pinos Altos produced 135,283 ounces of gold at a total cash cost per ounce of $402.  This is in contrast to the first nine months of 2012 when the mine produced 134,730 ounces of gold at a total cash cost of $269 per ounce.  The increase in the cash costs per ounce is largely due to the lower realized price for silver mentioned above.

The $106 million Pinos Altos shaft sinking project remains on schedule and budget with approximately 50% of the total budget committed to date.  Construction of surface infrastructure is nearing completion, and shaft sinking is expected to commence in the fourth quarter of 2013, and continue through 2015.  The shaft will allow better matching of the mill capacity with the future mining capacity at Pinos Altos when the open pit mining operation begins to wind down as planned over the next several years.

Creston Mascota — Ramping up as Expected

The Creston Mascota heap leach has been operating as a satellite operation to the Pinos Altos mine since late 2010.  Operations at Creston Mascota resumed in April 2013 after a temporary suspension for leach pad modifications.  Production since this resumption has met Company expectations and is in line with guidance.

Approximately 334,600 tonnes of ore were stacked on the Creston Mascota leach pad during the third quarter of 2013, compared to approximately 466,000 tonnes stacked in the third quarter of 2012.  Minesite costs per tonne at Creston Mascota were $18 in the third quarter of 2013, compared to $12 in the third quarter of 2012.  The higher minesite cost per tonne was largely due to the decrease in tonnes stacked during the construction transition from Phase One to Phase Two on the leach pad.

Payable gold production at Creston Mascota in the third quarter of 2013 was 11,307 ounces at a total cash cost per ounce of $523.  This compares to 15,842 ounces at a total cash cost per ounce of $281 during the second quarter of 2012.  The lower production in the 2013 period is due to decreased tonnes being stacked at lower grades and the suspension of operations during the first quarter of 2013, contributing fewer ounces from drain-down of older leach panels.  The higher cash cost relates primarily to a lower production divisor as above.

Payable gold production for the first nine months of 2013 totaled 23,361 ounces (including 1,907 ounces of production that are not included in the total cash cost calculation), at a total cash cost per ounce of $511, compared to 47,615 ounces at a total cash cost per ounce of $326 in the first nine months of 2012.  The lower production and higher costs per ounce in the 2013 period are reflective of the temporary shutdown of the operation from January until April 2013.  For the first nine months of 2013, mine site costs per tonne at Creston Mascota were $16, compared to $12 per tonne in the first nine months of 2012.  The main factor in the increase was the decrease in tonnes stacked, as discussed above.

La India — Commissioning Underway, Leaching Expected to Begin in November

The La India mine in Sonora, Mexico, located approximately 70 kilometres from the Company’s Pinos Altos mine, was acquired in November 2011 by the purchase of Grayd Resources which included a 56,000 hectare land position in the Mulatos Gold belt. Commissioning of the mine commenced ahead of schedule in the third quarter.  Design, permitting, construction and start-up of the La India mine were accomplished within 22 months of acquisition.

The crushing circuit is operational, and commissioning of the stacking and overland conveyors is currently underway. Approximately 125,000 tonnes of ore have been stacked to date (including the over-liner), and leaching is expected to commence in November.  Initial gold production is anticipated later in the fourth quarter of 2013, and commercial production is expected in the first quarter of 2014. The project’s budgeted capital expenditures remain at $157.6 million.

Gold production is expected to average approximately 90,000 ounces per year at an average total cash cost of approximately $500 per ounce.  In its February 13, 2013 news release, the Company estimated gold production of 40,000 and 81,000 ounces in 2014 and 2015, respectively.

Metallurgical testing continues on the La India sulphides and Tarachi mineralization, with results expected later this year.

Meliadine Project — 2013 Drilling Shows Potential to Expand Existing Deposits

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010, and is one of Agnico Eagle’s largest gold projects in terms of resources. The Company has 100% interest in the 65,000-hectare property.

The 2013 budget for the Meliadine project was reduced by $10 million in July to approximately $80 million including $20 million in exploration costs (80,000 metres of diamond drilling) and $60 million for road construction, ramp development, permitting, camp operation, and the technical study (see July 24, 2013 news release).

The exploration program was completed on August 1, 2013 with a total of 79,959 metres drilled.  This included 26,887 metres (152 holes) of conversion drilling, 47,687 metres (156 holes) of exploration around known deposits (Tiriganiaq, Wesmeg/Normeg, F zone, Pump and Discovery), and 5,385 metres (29 holes) on regional exploration targets.

Highlights of the program include new deep intercepts that have revealed potential to expand the Pump, F zone and Discovery deposits.  Drilling has also delineated higher-grade shoots within the Wesmeg deposit, similar to those in the Tiriganiaq and Normeg deposits.  These results will be incorporated into the year-end 2013 reserve and resource statement.

Construction of the 24-kilometre, all season road linking the project to the hamlet and port of Rankin Inlet was completed late in the third quarter.  The road will significantly reduce the transportation and logistical costs for exploration and development work.

Construction of a permanent portal with upgraded infrastructure for the exploration ramp has now been completed.  During the fourth quarter of 2013, the existing ramp will be extended by approximately 150 to 200 metres in length.  A significant portion of the 2014 Meliadine budget ($45 million) will be dedicated to further ramp development.  The ramp will eventually allow cost-effective exploration and conversion drilling of the deeper parts of the Tiriganiaq and Wesmeg/Normeg zones.

An updated technical study is progressing with completion expected in 2014.  The timing of capital expenditures on the project beyond 2014 will be subject to Board approval and prevailing market conditions.

Dividend Reinvestment Plan

Please follow the link below for information on the Company’s dividend reinvestment plan.

Dividend Reinvestment Plan

About Agnico Eagle

Agnico Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and/or development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholder exposure to gold, on a per share basis.  It has declared a cash dividend for 31 consecutive years.

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Operating margin(i) by mine:
LaRonde mine	$26,136	$45,625	$73,803	$138,233
Lapa mine	15,859	25,723	54,290	79,622
Kittila mine	39,019	52,655	83,863	133,193
Pinos Altos mine (ii)	48,865	87,167	149,880	236,189
Meadowbank mine	82,906	104,258	151,791	225,745
Total operating margin	212,785	315,428	513,627	812,982
Amortization of property, plant and mine development	76,054	68,318	216,253	199,181
Exploration, corporate and other	57,940	94,763	193,435	276,768
Income before income and mining taxes	78,791	152,347	103,939	337,033
Income and mining taxes	31,480	46,021	57,149	108,887
Net income for the period	$47,311	$106,326	$46,790	$228,146
Net income per share - basic (US$)	$0.27	$0.62	$0.27	$1.33

Cash provided by operating activities	$80,982	$199,464	$302,352	$590,043

Realized prices (US$):
Gold (per ounce)	$1,333	$1,695	$1,418	$1,661
Silver (per ounce)	$21.84	$33.91	$23.11	$31.80
Zinc (per tonne)	$1,874	$1,836	$1,891	$1,968
Copper (per tonne)	$7,330	$9,046	$7,122	$8,184

Payable production (iii):
Gold (ounces):
LaRonde mine	45,253	40,477	130,445	123,964
Goldex mine	1,505	—	1,505	—
Lapa mine	24,361	24,914	74,407	81,570
Kittila mine	56,177	48,619	104,711	130,605
Pinos Altos mine (ii)	55,043	61,973	158,644	182,345
Meadowbank mine	133,489	110,988	307,180	288,792
Total gold (ounces)	315,828	286,971	776,892	807,276
Silver (thousands of ounces):
LaRonde mine	571	475	1,606	1,697
Kittila mine	2	—	4	—
Pinos Altos mine (ii)	614	639	1,849	1,683
Meadowbank mine	26	26	71	70
Total silver (thousands of ounces)	1,213	1,140	3,530	3,450
Zinc (tonnes)	3,648	7,379	15,342	29,915
Copper (tonnes)	1,241	982	3,603	3,312

Payable metal sold:
Gold (ounces):
LaRonde mine	47,185	37,466	133,726	121,097
Lapa mine	24,306	24,772	73,889	80,462
Kittila mine	48,027	45,155	105,119	123,858
Pinos Altos mine (ii)	57,315	61,265	159,307	179,783
Meadowbank mine	132,010	116,341	299,820	284,254
Total gold (ounces)	308,843	284,999	771,861	789,454
Silver (thousands of ounces):
LaRonde mine	584	467	1,654	1,667
Kittila mine	1	—	4	—
Pinos Altos mine (ii)	604	635	1,844	1,653
Meadowbank mine	26	26	71	68
Total silver (thousands of ounces)	1,215	1,128	3,573	3,388
Zinc (tonnes)	3,030	10,120	15,309	33,531
Copper (tonnes)	1,253	937	3,611	3,315

Total cash costs per ounce of gold produced (US$) (iv)(v)
LaRonde mine	$746	$564	$801	$514
Lapa mine	662	760	687	683
Kittila mine (vi)	518	478	564	564
Pinos Altos mine (ii)	428	212	418	284
Meadowbank mine	623	734	828	836
Weighted average total cash costs per ounce of gold produced	$591	$556	$692	$602

(i)             Operating margin is calculated as revenues from mining operations less production costs.

(ii)          Includes the Creston Mascota deposit at Pinos Altos, except for total cash costs per ounce of gold produced in the first quarter of 2013 due to the temporary suspension of active leaching at the Creston Mascota deposit at Pinos Altos between October 1, 2012 and March 13, 2013.

(iii)       Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(iv)      Total cash costs per ounce of gold produced is calculated net of silver, copper, zinc and other byproduct revenue credits. The weighted average total cash costs per ounce of gold produced is based on commercial production ounces. Total cash costs per ounce of gold produced is a non-GAAP measure that the Company uses to monitor the performance of its operations. See “Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine” contained herein for details.

(v)         Excludes the Goldex mine’s results for the third quarter of 2013. Initial non-commercial payable gold production of 1,505 ounces was achieved at the Goldex mine during the third quarter of 2013.

(vi)      Excludes the Kittila mine’s results for the second quarter of 2013. Due to scheduled maintenance, the Kittila mine only operated for 14 days during the second quarter of 2013.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at September 30, 2013	As at December 31, 2012

ASSETS
Current
Cash and cash equivalents	$141,668	$332,008
Trade receivables	64,171	67,750
Inventories:
Ore stockpiles	71,263	52,342
Concentrates and dore bars	55,990	69,695
Supplies	270,580	222,630
Income taxes recoverable	13,909	19,313
Available-for-sale securities	83,098	44,719
Fair value of derivative financial instruments	9,305	1,835
Other current assets	142,967	92,977
Total current assets	852,951	903,269
Other assets	39,992	55,838
Goodwill	235,414	229,279
Property, plant and mine development	4,311,713	4,067,456
	$5,440,070	$5,255,842
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$232,565	$185,329
Reclamation provision	8,503	16,816
Dividends payable	—	37,905
Interest payable	21,019	13,602
Income taxes payable	2,687	10,061
Capital lease obligations	10,887	12,955
Fair value of derivative financial instruments	484	—
Total current liabilities	276,145	276,668
Long-term debt	950,000	830,000
Reclamation provision and other liabilities	121,748	127,735
Deferred income and mining tax liabilities	632,740	611,227
SHAREHOLDERS’ EQUITY
Common shares:
Authorized - unlimited
Issued - 173,730,785 (December 31, 2012 - 172,296,610)	3,279,648	3,241,922
Stock options	169,720	148,032
Warrants	24,858	24,858
Contributed surplus	15,665	15,665
Retained earnings (deficit)	(22,345)	7,046
Accumulated other comprehensive loss	(8,109)	(27,311)
Total shareholders’ equity	3,459,437	3,410,212
	$5,440,070	$5,255,842

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except share and per share amounts, US GAAP basis)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

REVENUES
Revenues from mining operations	$444,320	$535,836	$1,201,166	$1,468,331

COSTS, EXPENSES AND OTHER INCOME
Production(i)	231,535	220,408	687,539	655,349
Exploration and corporate development	15,550	36,023	35,447	93,417
Amortization of property, plant and mine development	76,054	68,318	216,253	199,181
General and administrative	24,205	25,416	89,910	91,359
Impairment loss on available-for-sale securities	299	600	28,607	12,181
Provincial capital tax	—	—	(1,504)	4,001
Interest expense	14,924	14,933	42,575	43,600
Interest and sundry (income) expense	(141)	3,200	3,805	2,954
(Gain) loss on derivative financial instruments	(3,404)	(1,674)	(4,450)	1,752
Loss on sale of available-for-sale securities	—	—	—	6,731
Foreign currency translation loss (gain)	6,507	16,265	(955)	20,773
Income before income and mining taxes	78,791	152,347	103,939	337,033
Income and mining taxes	31,480	46,021	57,149	108,887
Net income for the period	$47,311	$106,326	$46,790	$228,146

Net income per share - basic	$0.27	$0.62	$0.27	$1.33
Net income per share - diluted	$0.27	$0.62	$0.27	$1.33

Weighted average number of common shares outstanding (in thousands):
Basic	173,102	171,341	172,652	171,055
Diluted	173,452	171,596	173,030	171,297

(i)             Exclusive of amortization shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

OPERATING ACTIVITIES
Net income for the period	$47,311	$106,326	$46,790	$228,146
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	76,054	68,318	216,253	199,181
Deferred income and mining taxes	16,232	21,398	22,696	46,787
Stock-based compensation	10,221	10,630	35,830	37,698
Loss on sale of available-for-sale securities	—	—	—	6,731
Impairment loss on available-for-sale securities	299	600	28,607	12,181
Foreign currency translation loss (gain)	6,507	16,265	(955)	20,773
Other	303	3,812	11,311	11,422
Adjustment for settlement of environmental remediation	(2,845)	(3,476)	(8,387)	(15,767)
Changes in non-cash working capital balances:
Trade receivables	(4,170)	(1,152)	3,579	(1,145)
Income taxes	6,137	(891)	(1,970)	42,991
Inventories	(76,719)	(53,210)	(44,938)	(50,956)
Other current assets	(29,081)	1,898	(49,937)	11,753
Accounts payable and accrued liabilities	23,464	17,265	37,645	28,622
Interest payable	7,269	11,681	5,828	11,626
Cash provided by operating activities	80,982	199,464	302,352	590,043

INVESTING ACTIVITIES
Additions to property, plant and mine development	(142,287)	(113,344)	(444,694)	(293,707)
Acquisitions and investments	(2,769)	(710)	(65,079)	(12,035)
Net proceeds from sale of available-for-sale securities	—	—	—	30,732
Cash used in investing activities	(145,056)	(114,054)	(509,773)	(275,010)

FINANCING ACTIVITIES
Dividends paid	(32,618)	(27,992)	(94,267)	(88,790)
Repayment of capital lease obligations	(2,582)	(2,933)	(8,644)	(8,789)
Proceeds from long-term debt	150,000	—	240,000	255,000
Repayment of long-term debt	(50,000)	(230,000)	(120,000)	(575,000)
Notes Issuance	—	200,000	—	200,000
Long-term debt financing costs	—	(2,806)	—	(3,133)
Repurchase of common shares for restricted share unit plan	—	—	(19,000)	(12,031)
Common shares issued	3,945	8,325	19,829	16,001
Cash provided by (used in) financing activities	68,745	(55,406)	17,918	(216,742)

Effect of exchange rate changes on cash and cash equivalents	634	1,751	(837)	1,058

Net increase (decrease) in cash and cash equivalents during the period	5,305	31,755	(190,340)	99,349
Cash and cash equivalents, beginning of period	136,363	289,052	332,008	221,458
Cash and cash equivalents, end of period	$141,668	$320,807	$141,668	$320,807

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$7,344	$2,344	$35,891	$30,324
Income and mining taxes paid	$8,983	$21,398	$39,983	$26,989

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF PRODUCTION COSTS TO TOTAL CASH COSTS

PER OUNCE OF GOLD PRODUCED AND MINESITE COSTS PER TONNE

(Unaudited)

Total Production Costs by Mine

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars)	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Production costs per the interim unaudited consolidated statements of income and comprehensive income	$231,535	$220,408	$687,539	$655,349

LaRonde mine	57,264	53,878	175,791	167,541
Lapa mine	16,663	16,787	51,367	53,894
Kittila mine(i)	25,414	23,086	52,596	72,631
Pinos Altos mine	32,564	31,301	98,727	95,012
Creston Mascota deposit at Pinos Altos(ii)	7,020	5,616	11,447	17,885
Meadowbank mine	92,610	89,740	276,335	248,386
Total	$231,535	$220,408	$666,263	$655,349

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine

LaRonde Mine - Total Cash Costs per Ounce of Gold Produced

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Production costs	$57,264	$53,878	$175,791	$167,541
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(20,993)	(31,684)	(63,212)	(102,536)
Inventory and other adjustments(iii)	(2,001)	1,231	(6,435)	474
Non-cash reclamation provision	(526)	(608)	(1,602)	(1,811)
Cash operating costs	$33,744	$22,817	$104,542	$63,668
Gold production (ounces)	45,253	40,477	130,445	123,964
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$746	$564	$801	$514

Lapa Mine - Total Cash Costs per Ounce of Gold Produced

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Production costs	$16,663	$16,787	$51,367	$53,894
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	129	170	298	346
Inventory and other adjustments(iii)	(645)	1,996	(526)	1,294
Non-cash reclamation provision	(17)	(15)	(51)	206
Cash operating costs	$16,130	$18,938	$51,088	$55,740
Gold production (ounces)	24,361	24,914	74,407	81,570
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$662	$760	$687	$683

Kittila Mine - Total Cash Costs per Ounce of Gold Produced(i)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Production costs	$25,414	$23,086	$52,596	$72,631
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	64	73	221	326
Inventory and other adjustments(iii)	3,759	246	3,465	1,132
Non-cash reclamation provision	(130)	(147)	(250)	(403)
Cash operating costs	$29,107	$23,258	$56,032	$73,686
Gold production (ounces)	56,177	48,619	99,322	130,605
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$518	$478	$564	$564

Pinos Altos Mine - Total Cash Costs per Ounce of Gold Produced

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Production costs	$32,564	$31,301	$98,727	$95,012
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(12,286)	(19,311)	(38,338)	(48,714)
Inventory and other adjustments(iii)	(868)	32	(1,498)	526
Non-cash reclamation provision	(74)	(51)	(222)	(154)
Stripping costs(v)	(1,684)	(3,274)	(4,254)	(10,471)
Cash operating costs	$17,652	$8,697	$54,415	$36,199
Gold production (ounces)	43,736	46,131	135,283	134,730
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$404	$189	$402	$269

Creston Mascota deposit at Pinos Altos - Total Cash Costs per Ounce of Gold Produced(ii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Production costs	$7,020	$5,616	$11,447	$17,885
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(213)	(962)	(349)	(1,758)
Inventory and other adjustments(iii)	(605)	(171)	522	(60)
Non-cash reclamation provision	(36)	(34)	(73)	(559)
Stripping costs(v)	(249)	—	(581)	—
Cash operating costs	$5,917	$4,449	$10,966	$15,508
Gold production (ounces)	11,307	15,842	21,454	47,615
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$523	$281	$511	$326

Meadowbank Mine - Total Cash Costs per Ounce of Gold Produced

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Production costs	$92,610	$89,740	$276,335	$248,386
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(265)	(527)	(1,173)	(1,645)
Inventory and other adjustments(iii)	(3,179)	(2,570)	(843)	2,498
Non-cash reclamation provision	(381)	(416)	(1,161)	(1,205)
Stripping costs(v)	(5,667)	(4,802)	(18,712)	(6,465)
Cash operating costs	$83,118	$81,425	$254,446	$241,569
Gold production (ounces)	133,489	110,988	307,180	288,792
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$623	$734	$828	$836

Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

LaRonde Mine - Minesite Costs per Tonne

	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2013		September 30, 2012		September 30, 2013		September 30, 2012
Production costs		$57,264		$53,878		$175,791		$167,541
Adjustments:
Inventory adjustment(vi)	(1,666)		1,278		(5,772)		1,266
Non-cash reclamation provision	(526)		(608)		(1,602)		(1,811)
Minesite operating costs		$55,072		$54,548		$168,417		$166,996
Minesite operating costs (thousands of C$)	C$	57,088	C$	54,625	C$	172,842	C$	167,879
Tonnes of ore milled (thousands of tonnes)	547		554		1,700		1,772
Minesite costs per tonne (C$)(vii)	C$	104	C$	99	C$	102	C$	95

Lapa Mine - Minesite Costs per Tonne

	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2013		September 30, 2012		September 30, 2013		September 30, 2012
Production costs		$16,663		$16,787		$51,367		$53,894
Adjustments:
Inventory adjustment(vi)	(547)		2,012		(310)		1,397
Non-cash reclamation provision	(17)		(15)		(51)		206
Minesite operating costs		$16,099		$18,784		$51,006		$55,497
Minesite operating costs (thousands of C$)	C$	16,672	C$	18,799	C$	52,515	C$	55,671
Tonnes of ore milled (thousands of tonnes)	154		163		473		480
Minesite costs per tonne (C$)(vii)	C$	108	C$	115	C$	111	C$	116

Kittila Mine - Minesite Costs per Tonne(i)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Production costs	$25,414	$23,086	$52,596	$72,631
Adjustments:
Inventory adjustment(vi)	3,759	246	3,465	1,137
Non-cash reclamation provision	(130)	(147)	(250)	(403)
Minesite operating costs	$29,043	$23,185	$55,811	$73,365
Minesite operating costs (thousands of €)	€21,893	€17,970	€42,473	€56,157
Tonnes of ore milled (thousands of tonnes)	307	271	574	811
Minesite costs per tonne (€)(vii)	€71	€66	€74	€69

Pinos Altos Mine - Minesite Costs per Tonne

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Production costs	$32,564	$31,301	$98,727	$95,012
Adjustments:
Inventory adjustment(vi)	(986)	32	(1,492)	567
Non-cash reclamation provision	(74)	(51)	(222)	(154)
Stripping costs(v)	(1,684)	(3,274)	(4,254)	(10,471)
Minesite operating costs	$29,820	$28,008	$92,759	$84,954
Tonnes of ore processed (thousands of tonnes)	661	675	2,052	2,132
Minesite costs per tonne (US$)(vii)	$45	$41	$45	$40

Creston Mascota deposit at Pinos Altos - Minesite Costs per Tonne(ii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Production costs	$7,020	$5,616	$11,447	$17,885
Adjustments:
Inventory adjustment(vi)	(605)	(171)	520	(60)
Non-cash reclamation provision	(36)	(34)	(73)	(559)
Stripping costs(v)	(249)	—	(581)	—
Minesite operating costs	$6,130	$5,411	$11,313	$17,266
Tonnes of ore processed (thousands of tonnes)	335	466	698	1,454
Minesite costs per tonne (US$)(vii)	$18	$12	$16	$12

Meadowbank Mine - Minesite Costs per Tonne

	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2013		September 30, 2012		September 30, 2013		September 30, 2012
Production costs		$92,610		$89,740		$276,335		$248,386
Adjustments:
Inventory adjustment(vi)	(3,120)		(2,879)		(991)		2,601
Non-cash reclamation provision	(381)		(415)		(1,161)		(1,204)
Stripping costs(v)	(5,667)		(4,802)		(18,712)		(6,465)
Minesite operating costs		$83,442		$81,644		$255,471		$243,318
Minesite operating costs (thousands of C$)	C$	86,091	C$	81,552	C$	260,444	C$	243,960
Tonnes of ore milled (thousands of tonnes)	1,047		1,003		3,095		2,791
Minesite costs per tonne (C$)(vii)	C$	82	C$	81	C$	84	C$	87

(i)             Excludes the Kittila mine’s results for the second quarter of 2013. Due to scheduled maintenance, the Kittila mine only operated for 14 days during the second quarter of 2013.

(ii)          Excludes results for the first quarter of 2013 due to the temporary suspension of active leaching at the Creston Mascota deposit at Pinos Altos between October 1, 2012 and March 13, 2013.

(iii)       Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(iv)      Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as recorded in the interim unaudited consolidated statements of income and comprehensive income for byproduct revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is a useful comparison point between periods. Total cash costs per ounce of gold produced is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management also uses this measure to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for these inherent limitations by using this measure in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(v)         The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company’s peers within the mining industry.

(vi)        This inventory adjustment reflects production costs associated with unsold concentrates.

(vii)     Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the interim unaudited consolidated statements of income and comprehensive income for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in byproduct metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

Note Regarding Certain Measures of Performance

This news release presents financial performance measures, including “total cash costs per ounce of gold produced”, “minesite costs per tonne” and “all-in sustaining costs”, that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful in allowing year-over-year comparisons.  However, each of these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. Reconciliations of the Company’s total cash costs per ounce of gold produced and minesite costs per tonne financial performance measures to comparable financial measures calculated and presented in accordance with US GAAP are detailed above.

The contents of this news release have been reviewed by, Alain Blackburn, Ing., Senior Vice-President Exploration and a “Qualified Person” for the purposes of NI 43-101.

Forward-Looking Statements

The information in this news release has been prepared as at October 23, 2013. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate”, “forecast”, “planned”, “possible”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, orebody configurations, metal production, life of mine estimates, production estimates, total cash costs per ounce, minesite costs per tonne and all-in sustaining costs estimates, cash flows, the estimated timing of scoping and other studies, the methods by which ore will be extracted or processed, expansion projects, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s ability to fund its current pipeline of projects; the impact of maintenance shutdowns; the Company’s goal to build a mine at Meliadine; the Company’s ability to complete construction and bring into commercial production mines at Goldex or La India; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle contained in this news release, which may prove to be incorrect include, but are not limited to the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s current expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies.  For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.